Andrew B. Moore

PHONE: (206) 359-8649

EMAIL: AMoore@perkinscoie.com

January 10, 2007

Mara Ransom, Esq.

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Puget Energy, Inc. Registration Statement on Form S-3; File No. 333-139881
Withdrawal Request Pursuant to Rule 477 Under the Securities Act of 1933, as amended

Dear Ms. Ransom:

On behalf of Puget Energy, Inc., we respectfully request that the above-referenced registration statement be withdrawn, as it was inadvertently filed without the “Automatic Shelf Registration” code. Please be advised that no securities have been sold under this registration statement.

If you have any questions or concerns, please do not hesitate to contact me. Thank you very much.

Best regards,

/s/   Andrew B. Moore

Andrew B. Moore